Exhibit 99.(d)(A)

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this “Agreement”), dated as of September 5, 2012, between Genie Energy Ltd., a Delaware corporation (the “Company”), and Howard S. Jonas, the Corporation’s Chairman and controlling stockholder (“Jonas”).

RECITALS

WHEREAS, as of the date hereof, Jonas, directly and indirectly, has sole or shared voting power over (i) 1,574,326 shares of the Company’s Class A common stock, par value $.01 per share (the “Class A Stock”),  representing 100% of the outstanding Class A Stock, and (ii) 3,902,873shares of the Company’s Class B common stock, par value $.01 per share (the “Class B Stock”), representing approximately 18% of the outstanding Class B Stock, and together representing approximately 74.5% (the “Voting Limit”) of the combined voting power of all of the Company’s outstanding capital stock (“Voting Power”);

WHEREAS, on August 3, 2012, the Company commenced an exchange offer (the “Exchange Offer”), whereby stockholders of the Company are entitled to exchange up to 8,750,000 shares of the Company’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), on a 1 for 1 basis for shares of the Company’s Series 2012-A Preferred Stock, par value $0.01 per share (the “Preferred Stock”);

WHEREAS, Jonas does not intend to tender the any shares of Class B Common Stock owned or controlled by him in the Exchange Offer;

WHEREAS, on August 24, 2012 Jonas and the Company entered into an agreement whereby Jonas agreed that, following the consummation of the Exchange Offer, upon any redemption of shares of Preferred Stock by the Company, Jonas will exchange shares (the “A-B Exchange”) of Class A Stock over which he exercises voting control for shares of Class B Stock so that his Voting Power will not then exceed the Voting Limit (the “Original Agreement”); and

WHEREAS, the Parties wish to amend and restate the Original Agreement in its entirety.

NOW, THEREFORE, the parties hereto agree as follows:

1.   Exchange.  Jonas hereby agrees that, following the consummation of the Exchange Offer, upon any redemption of shares of Preferred Stock by the Company, Jonas will, or will cause holders of Class A Stock that he controls to, consummate the A-B Exchange of Class A Stock over which he exercises voting control for shares of Class B Stock so that, following such A-B Exchange, his Voting Power will not then exceed the Voting Limit.

2.  No Other Restrictions. Other than as specifically set forth herein, Jonas shall not be subject to any other limitations or restrictions on voting shares of Class A Stock or Class B Stock over which he exercises voting control. Furthermore, there shall be no limitations or restrictions on Jonas from disposing, acquiring or otherwise transferring any shares of, Class A Stock or Class B Stock, provided that such disposition, acquisition or transfer does not cause his Voting Power to exceed the Voting Limit.

3.  Termination. This Agreement shall automatically terminate upon the earlier of (a) Jonas’ consummation of the A-B Exchange that results in his actual Voting Power to be equal to or lower than the Voting Limit following the redemption of all remaining shares of Preferred Stock, and (b) the termination of the Exchange Offer prior to its consummation. Upon termination of this Agreement, (i) all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, and (ii) Jonas shall have the right to vote any and all of the shares of the Company’s capital stock owned or controlled by him in any manner.

4.  Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements, understandings and representations, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

5.  Additional Matters. Jonas shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

6.  Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

7.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws principles of such State.

8.  Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Company without the prior written consent of Jonas or by Jonas without the prior written consent of Company, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.  Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict Jonas from acting in his capacity as a director or officer of the Company (it being understood that this Agreement shall apply to Jonas solely in his capacity as a holder of voting power over shares of Class A Stock).

[Signature page follows]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

/s/ Howard S. Jonas
Howard S. Jonas

GENIE ENERGY LTD.

By:	/s/ Claude Pupkin
Claude Pupkin Chief Executive Officer